UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

CIT GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware	65-1051192
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

505 Fifth Avenue
New York, New York 10017
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 771-0505
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A (If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURES
Exhibit Index

Item 1. Description of Registrant’s Securities to be Registered.
On December 8, 2009, the United States Bankruptcy Court for the Southern District of New York confirmed the Modified Second Amended Prepackaged Plan of Reorganization of CIT Group Inc. (the “Company”) and CIT Group Funding Company of Delaware LLC (the “Prepackaged Plan”).
This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 (the “Act”) common stock, par value $.01 per share (the “Common Stock”), of the Company being issued pursuant to the Prepackaged Plan upon the filing with the State of Delaware of the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate”). The Common Stock replaces the Company’s prior common stock which was registered under Section 12(b) of the Act (which prior common stock was canceled as of the effective time of the Prepackaged Plan).
The following description of the Common Stock and certain provisions of the Certificate and the Company’s Amended and Restated By-laws (the “By-laws”) is a summary and is qualified in its entirety by the Certificate and the By-laws, which are filed as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference.
Pursuant to the Certificate, our authorized capital stock consists of: (1) 600,000,000 shares of Common Stock and (2) 100,000,000 shares of preferred stock, par value $0.01 per share
Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the shares of Common Stock will possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of preferred stock. Notwithstanding the foregoing, approval of the following three matters requires the vote of holders of 66 2/3% of our outstanding capital stock entitled to vote in the election of directors: (1) amending, repealing or adopting of by-laws by the stockholders; (2) removing directors (which is permitted for cause only); and (3) amending, repealing or adopting any provision that is inconsistent with certain provisions of our certificate of incorporation. The holders of Common Stock do not have any preemptive rights. There are no subscription, redemption, conversion or sinking fund provisions with respect to the common stock.
Subject to any preferential rights of any outstanding series of preferred stock that our board of directors may create, from time to time, the holders of Common Stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor. Upon liquidation of the Company, subject to the rights of holders of any preferred stock outstanding, the holders of Common Stock will be entitled to receive our assets remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of Common Stock.

In order to protect certain tax attributes of the Company following emergence from bankruptcy, the Certificate imposes certain restrictions on the transfer of the Common Stock (the “Tax Attribute Preservation Provision”).
During the Restriction Period (as defined below), unless approved by the Board in accordance with the procedures set forth in the Certificate, any attempted transfer of Common Stock shall be prohibited and void ab initio to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (i) any person or group of persons shall become “five-percent shareholder” of the Company (as defined in Treasury Regulation Section 1.382-2T(g)) or (ii) the ownership interest in the Company of any five-percent shareholder shall be increased.
Notwithstanding the foregoing, nothing in the Tax Attribute Preservation Provision shall prevent a person from transferring Common Stock to a new or existing “public group” of the Company, as defined in Treasury Regulation Section 1.382-2T(f)(13) or any successor regulation.
The period during which the transfer restrictions described above (the “Restriction Period”) apply will commence on the date of confirmation of the Prepackaged Plan and will generally remain in effect until the earlier of (a) 45 days after the second anniversary of the date of confirmation, and (b) the date that the Board determines that (1) the consummation of the Prepackaged Plan did not satisfy the requirements of section 382(1)(5) of the Internal Revenue Code or treatment under that section of the Internal Revenue Code is not in the best interest of the Company, (2) an ownership change, as defined under the Internal Revenue Code, would not result in a substantial limitation on the ability of the Company to use otherwise available tax attributes, or (3) no significant value attributable to such tax benefits would be preserved by continuing the transfer restrictions.

Item 2. Exhibits.

Exhibit
No.	Description of Exhibit
3.1	Third Amended and Restated Certificate of Incorporation of CIT Group Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 9, 2009)
3.2	Amended and Restated By-Laws of CIT Group Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 9, 2009)

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.
Date: December 9, 2009

CIT GROUP INC.
By:	/s/ Joseph M. Leone
	Name:	Joseph M. Leone
	Title:	Vice Chairman and Chief Financial Officer

Exhibit Index.

Exhibit
No.	Description of Exhibit
3.1	Third Amended and Restated Certificate of Incorporation of CIT Group Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 9, 2009)
3.2	Amended and Restated By-Laws of CIT Group Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 9, 2009)